UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 17, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 17, 2009, entitled “Information Relating to Interim Management Statements”.

17 July 2009

INFORMATION RELATING TO INTERIM MANAGEMENT STATEMENTS

Vodafone Group Plc (“Vodafone”) will publish its first quarter Interim Management Statement and related information on 24 July 2009.

Following a review of the data included in the Interim Management Statement, some amendments are being made to the layout of the document and to reduce information that is duplicated elsewhere in Vodafone’s publicly released information. In particular, information related to previous periods will now only be available in the publicly released spreadsheet. Information on 3G devices will no longer be reported.

All tabular information that was previously available in the Interim Management Statement, with the exception of information on 3G devices, will be included in a spreadsheet to be released on 24 July 2009 on www.vodafone.com/investor.

- ends -

For further information:

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 17, 2009	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary